DIRECTORS' COMPENSATION

        The Company has a compensation plan for directors who are not employees, consultants or independent contractors of the Company ("Outside Directors"). For the period subsequent to November 1995, each Outside Director receives compensation for his services as a director at an annual rate of $24,000 (the "Base Fee"). Each Outside Director also receives an additional $1,500 per annum for each committee of the Board upon which the director serves. Outside Director fees are paid quarterly. This plan was suspended by the Board in August 1995 and was reinstated in November 1995. Prior to November 1995, the Base Fee received by each Outside Director for his services as a director was set at an annual rate of $30,000 ($60,000 for the Chairman of the Board, if an Outside Director). During fiscal 1997, Mr. Shelander received $27,000 and Ms. Simon received $15,000 ($6,000 of which was accrued but not yet paid) as compensation as directors of the Company. Mr. Timmins received no compensation as a director during fiscal 1997. Outside Directors are also reimbursed for their reasonable and necessary expenses incurred on the Company's behalf.

        Outside Directors are eligible for automatic option grants under the 1992 Directors Stock Option Plan (the "Directors Plan"). The Directors Plan provides for the automatic grant of an option for 30,000 shares (60,000 shares for the Chairman of the Board, if an Outside Director) of the Company's Common Stock when an individual first becomes an Outside Director. If the individual is still an Outside Director when his initial option under the Directors Plan has completed vesting, he is automatically granted a second option for the same number of shares. All options granted under the Directors Plan have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, become exercisable at a rate of one-sixth of the shares every six months, and expire five years after the date of grant.

CERTAIN TRANSACTIONS

        On or about November 17, 1997 a principal stockholder of the Company, the Lindner Fund, sold approximately 200,000 shares of the Company's Common Stock in the open market. On November 24, 1997, the Company purchased 1,208,900 shares of its Common Stock from the Lindner Fund in the open market after being contacted by the Lindner fund's broker with an offer to sell additional shares to the Company. The Company paid $2.00 per share in cash for the Common Stock held by the Lindner Fund. The Sales price of the Company's Common Stock in the open market prior to the sale was $ 2.25 per share, resulting in a purchase by the Company of the Lindner Fund Common Stock at a price below market and a sale by the Lindner Fund of its complete holdings of the Company's capital stock.

        In September 1997, the Company and Shanker Munshani, the Company's then current President and Chief Executive Officer, agreed to terminate Mr. Munshani's employment and his position as a director of the Company. In order to provide continuity for the Company's management, the Company entered into a nine-month consulting arrangement pursuant to the terms of a written Consulting Agreement. Under the Consulting Agreement, Mr. Munshani will be paid $19,166.67 per month for his consulting services not to exceed ten hours per week during the nine-month consulting period and will receive COBRA insurance benefits at the Company's expense. Mr. Munshani's options will continue to vest during the consulting period. The Consulting Agreement contains a mutual general release and restates Mr. Munshani's continuing obligation to maintain the confidentiality of the Company's proprietary and confidential information.

        Charles J. Hart, the Company's current President and Chief Executive Officer, entered into an Employment Agreement with the Company in connection with his initial hiring on February 6, 1998, under which Mr. Hart serves as the Company's Chief Executive Officer and a director of the Company.

        Pursuant to his Employment Agreement, Mr. Hart's initial salary is $20,000 per month until August 1998, at which time his monthly salary increases to $22,000 per month. Subject to the discretion of the board, Mr. Hart's salary may increase to $25,000 in February 1999. Mr. Hart is also eligible to receive a $50,000 bonus if the Company's operating income in any quarter is $500,000 or more and has increased over the preceding quarter. Bonuses will be paid at the discretion of the board.

        The Employment Agreement also provides for the grant of 350,000 shares of the Company's Common Stock under option, which options were granted $1.8125 per share, the closing price of the Company's stock on the day preceding the effective date of the grant, and which vest over a four-year period. Options for an additional 200,000 shares of the Company's Common Stock may be granted to Mr. Hart if the Company meets certain milestones during the two-year term of the Employment Agreement.

        Finally, the Employment Agreement provides that if Mr. Hart's employment is terminated by the Company without good cause during the two-year term of the Agreement, then Mr. Hart would receive a severance payment equal to $22,000 ($25,000 after February 1999) times the number of months Mr. Hart had been employed by the Company up to a maximum of twelve months.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth certain information, as of February 15, 1998 with respect to the beneficial ownership of the Company's Common Stock by:
(a) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (b) each director; (c) each of the Company's executive officers who earned in excess of $100,000 from the Company during fiscal 1997, and one highly compensated executive officer who was not serving as an executive officer at the end of fiscal 1997 (together, the "Named Officers"); and (d) all executive officers and directors as a group.


                                             AMOUNT AND NATURE
NAME AND ADDRESS                               OF BENEFICIAL        PERCENT OF
OF BENEFICIAL OWNER                            OWNERSHIP(1)           CLASS(2)
-------------------                            ------------         ------------
Dimensional Fund Advisors(3)................      790,900                 6.1%
1299 Ocean Ave., 11th Floor
Santa Monica, CA  90401

Ira Albert(4)...............................      759,500                 5.9%
1304 SW 160th Ave., Ste. 209
Ft. Lauderdale, FL  33326

Capital Technology, Inc.....................      692,800                 5.4%
8314 Pineville Matthews Road
Charlotte, NC  28226

Shanker Munshani(5).........................      183,469                 1.4%

William E. Shelander(6).....................       71,167                  *

William Crouch(7) ..........................       22,083                  *

Bill R. Finley(8) ..........................       21,461                  *

Wun-Yann Liao(9)............................       49,815                  *

Larry Smith(10) ............................       24,583                  *

Diane Simon(11) ............................       10,000                  *

Jim Timmins(12).............................        5,000                  *

Charles J. Hart(13) ........................          *                    *

All current officers and directors
as a group (8 persons)(14)..................      387,578                 2.9%


----------

*Less than 1%.

(1) Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Percentage ownership is based upon 12,902,565 shares of Common Stock outstanding as of February 15, 1998.

(3) Based on information supplied by Dimensional Fund Advisors in a Schedule 13G filed with the Securities and Exchange Commission on February 10, 1998. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 790,900 shares of the Company's Common Stock, all of which are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all for which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(4) Based on information supplied by Mr. Albert in a Schedule 13G filed with the Securities and Exchange Commission on February 21, 1997. Includes 335,000 shares held by Albert Investment Associates, L.P. and 422,500 shares held by various accounts over which Mr. Albert has discretionary dispository authority.

(5) Comprised of 19,406 shares owned by Mr. Munshani and 164,063 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Munshani is a consultant to the Company.

(6) Comprised of 17,000 shares owned by Mr. Shelander and 54,167 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Shelander is an executive officer of the Company and continues to be a director of the Company.

(7) Represents 22,083 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Crouch is an executive officer of the Company.

(8) Comprised of 2,086 shares owned by Mr. Finley and 19,375 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Finley is an executive officer of the Company.

(9) Comprised of 14,815 shares owned by Mr. Liao and 35,000 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Liao is an executive officer of the Company.

(10) Represents 24,583 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Smith is an executive officer of the Company.

(11) Represents 10,000 shares subject to options exercisable within 60 days after February 15, 1998. Ms. Simon is a director of the Company.

(12) Represents 5,000 shares subject to options exercisable within 60 days after February 15, 1998. Mr. Timmins is a director of the Company.

(13) Mr. Hart has been granted options for the purchase of up to 350,000 shares of the Company's Common Stock, none of which will be exercisable within 60 days after February 1998. Mr. Hart is an executive officer of the Company.

(14) Comprised of 53,307 shares owned and 334,271 shares subject to options exercisable within 60 days of February 15, 1998, representing the shares referenced in notes (5) through (13) above.

   EXECUTIVE COMPENSATION

        The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to the Company and its subsidiaries during each of the fiscal years 1995, 1996 and 1997 to the Named Officers. This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant SARs and has no long-term compensation benefits other than stock options.


                                                                   LONG-TERM
                                                                 COMPENSATION      ALL OTHER
                                         ANNUAL COMPENSATION      AWARDS-OPTIONS    COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR   SALARY($) BONUS($)(1)     (NO. OF SHARES)      ($)(2)
---------------------------      ----   ---------------------     ---------------      ------
William E. Shelander(3) .......  1997    $ 31,615       --          100,000          $     43
Chairman of the Board and        1996      22,500       --             --                 --
Chief Executive Officer          1995      23,625       --           30,000               --


William Crouch ................  1997    $145,000       --           55,000          $  1,359
Vice President                   1996      16,731       --             --                 279
Sales and Marketing              1995        --         --             --                --

Bill R. Finley ................  1997    $ 99,615       --           65,000          $  1,144
Vice President, Finance          1996        --         --             --                --
Chief Financial Officer          1995        --         --             --                --
and Secretary

Wun-Yann Liao .................  1997    $146,731       --           15,000          $  1,860
Vice President                   1996     162,039       --           50,000             1,541
Operations                       1995     141,678   $  6,270         10,000             1,362

Larry Smith ...................  1997    $119,327       --           65,000          $    754
Vice President                   1996      16,058       --             --                 227
Engineering                      1995        --         --             --                --

Shanker Munshani ..............  1997    $270,000       --           75,000          $  2,242
Former President, Chief          1996     198,269       --          100,000             1,656
Executive Officer and            1995     146,154   $  8,859        100,000               847
Secretary

----------

(1) Represents bonuses earned for services rendered during the fiscal year listed, even if paid after the end of the fiscal year.

(2) Perquisites are excluded as their aggregate value did not meet the reporting threshold of the lesser of $50,000 or 10% of the individual's salary plus bonus. Represents insurance premiums paid by the Company with respect to term life insurance for the benefit of the Named Officers ($206 and $77 for Messrs. Liao and Munshani, respectively, in fiscal 1995; $279, $376, $227 and $791 for Messrs. Crouch, Liao, Smith and Munshani, respectively, in fiscal 1996; and $43, $453, $497, $588, and $918 for Messrs. Shelander, Crouch, Liao, Smith and Munshani, respectively, in fiscal 1997), and Company matching contributions to the Company's 401(k) plan ($1,156 and $770 for Messrs. Liao and Munshani, respectively, in fiscal 1995; $1,165 and $865 for Messrs. Liao and Munshani, respectively, in fiscal 1996; and $906, $1,144, $1,363, $166, and $1,324 for Messrs. Crouch, Finley, Liao, Smith, and Munshani, respectively, in fiscal 1997).

(3) Salary includes $27,000, $22,500 and $23,625 in fees paid to Mr. Shelander as director fees in fiscal 1997, 1996 and 1995 respectively.

STOCK OPTIONS AND OPTION GRANTS IN FISCAL 1997

        The following table sets forth information concerning option grants during the fiscal year ended September 30, 1997 to each of the Named Officers.

                            OPTION GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE
                            ----------------------------------------------         VALUE AT ASSUMED
                                                                                ANNUAL RATES OF STOCK
                                      % of Options                                PRICE APPRECIATION
                            Options    Granted to     Exercise                    FOR OPTION TERM(1)
                            Granted   Employees in     Price      Expiration     --------------------
  NAME                       (#)(2)  Fiscal Year(3)    ($/Sh)        Date         5%($)       10%($)
--------                    -------  --------------    -----         ----        -------       ------
William E. Shelander .      100,000      10.2%       $  2.44        09/02        $ 67,344    $148,812

William Crouch .......       55,000       5.6        2.38-2.44    12/01-03/02      28,180      69,826

Bill R. Finley .......       65,000       6.6        2.44-2.48    01/02-03/02      44,395      98,095

Wun-Yann Liao ........       15,000       1.5           2.44        03/02          10,102      22,322

Larry Smith ..........       65,000       6.6        2.38-2.44    12/01-03/02      34,914      84,707

Shanker Munshani .....       75,000       7.7           2.44        03/02          50,508     111,609

----------
(1) The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the SEC and do not represent the Company's estimate or projection of future Common Stock prices. No value is reported for options that expired without being exercised.

(2) Stock options are granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options generally become exercisable (a) as to grants made to optionees who have not yet received an option under the plan and who have been hired by, or commenced their relationship with, the Company within one year prior to the grant date of the first such option, as to 25% of the shares subject to the option on a date one year after the vesting start date specified by the Board (generally, the hire date), with the remainder to vest in equal amounts per month over the following three-year period and (b) as to options granted to all other optionees, in equal amounts per month over the four-year period commencing with the vesting start date specified by the Board (generally the date of grant).

(3)   The Company granted options to purchase 979,200 shares in fiscal 1997.


      The following table sets forth information concerning the number and value of unexercised stock options held at September 30, 1997 by each of the Named Officers.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                        VALUE OF UNEXERCISED
                            SHARES                       NUMBER OF UNEXERCISED          IN-THE-MONEY OPTIONS
                           ACQUIRED        VALUE            OPTIONS AT 9/30/97           AT 9/30/97 ($)(1)
     NAME                ON EXERCISE(#)  REALIZED($)    EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
     ----                --------------  -----------    -----------  -------------   -----------  --------------
William E. Shelander          --            --           20,000        110,000             --             --

William Crouch .....          --            --           13,542         41,458             --             --

Bill R. Finley .....          --            --                0         65,000             --             --

Wun-Yann Liao ......          --            --           25,208         49,792          $ 1,094        $ 2,658

Larry Smith ........          --            --           13,542         51,458             --             --

Shanker Munshani ...          --            --          125,000        150,000             --             --

----------
 (1) These values have not been and may never be realized. They are based on the positive spread between the respective exercise prices of outstanding stock options and the closing price of the Company's Common Stock on September 30, 1997 ($2.25).

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
REGARDING EXECUTIVE COMPENSATION

        The Compensation Committee and the full Board generally reviews base salary levels for officers each February. The Compensation Committee establishes the general compensation policy of the Company for all executive officers and recommends specific salary levels to the full Board.

        To arrive at base salary levels, the Company's Human Resources Department provides the Compensation Committee with executive compensation data from a group of similar size high-technology companies. The factors used to determine the participants in the survey group include annual revenue, industry, growth rate and geography. The Company's executive level positions, including the Chief Executive Officer ("CEO"), were matched to comparable survey positions and competitive market compensation levels to determine base salary, target incentives and target total cash compensation. Practices of such companies with respect to stock option grants are also reviewed and compared.

        In preparing the performance graph for this Proxy Statement (see page
11), the Company used the Nasdaq Computer Manufacturer Index ("NCM Index") as its published line of business index. The companies in the executive compensation survey group prepared by the Human Resources Department are substantially similar to the companies contained in the NCM Index in that they are all computer or computer component manufacturers. However, the NCM Index includes companies located throughout the United States and the executive compensation survey is restricted to companies that are located in northern California.

        The executive compensation survey data are reviewed with the CEO for each executive level position and, are currently reviewed by the Board as to the CEO's compensation. During fiscal 1997, the CEO's salary was based on competitive market conditions as of the time his employment agreement was entered into, as described below.

Fiscal Year 1997 Executive Compensation

        The practice of the Company during fiscal 1997 was to establish base salaries at the approximate median of comparative positions included in the executive compensation survey data. In any case where the Board or the CEO believed an executive officer was not working at a level expected of him, or was exceeding the Board's or CEO's expectations, the executive officer's base compensation was adjusted upward or downward, as appropriate. In any case where the services of a particular executive officer were sought by the Company's competitors, the executive officer's base compensation may then have been raised to meet or exceed any competitive offers of competitors. The foregoing information, along with the CEO's recommendations of base salary for fiscal 1997 for each executive officer, was presented to the Compensation Committee and then to the full Board at the time salary levels were approved and again for particular executive officers at various times throughout the year when the executive officer was promoted or other changes in the officer's status were made. At that time, the Board reviewed the recommendations outlined above and established a base salary level for the executive officer in question.

        Secondly, the Board believes that the compensation of the CEO and other executive officers should be influenced by the Company's overall performance. As a result, once base salary was determined, an additional portion of the compensation of each executive was contingent upon corporate performance under the Company's Bonus and Profit Sharing Plans. Under these plans, semi-annual cash awards may be made to employees based upon the Company's overall performance measured by pre-tax income. No distributions were made under either plan for fiscal 1997.

        The Bonus Plan provides for semi-annual distribution of cash awards to employees and executive officers, excluding the CEO. The total amount of the distribution to participants in the Plan (the "Bonus Pool") is based upon a percentage of pre-tax income, not to exceed 6%. Up to 40% of the Bonus Pool, at the discretion of the Board, may be allocated for distribution to executive officers as a group and the remainder to other employees of the Company. Allocations for the CEO are made by the Board, if the CEO is eligible for a bonus under the Bonus Plan, and further allocation among executive officers is made by the CEO, in each case, based upon merit. Further allocation among non-officer employees is made, again based upon merit, by the CEO and Company department heads as to employees they supervise. No distribution was made under the Bonus Plan for fiscal 1997.

        Under the Profit Sharing Plan, semi-annual cash distributions are made to all employees in amounts not to exceed 4% of pretax income. No distribution was made under the Profit Sharing Plan with respect to fiscal 1997.

        Third, the Board believes that stock options play an important role in attracting and retaining qualified personnel because they provide personnel with a reward directly tied to increased stock values. Stock options are granted at fair market value to executive officers when they first join the Company. In individual cases, follow-on options are granted, again at fair market value on the date of grant, to executives after the initial options are partially or fully vested. Both initial and follow-on options are granted based upon an analysis, made by the Compensation Committee of the Board, of equity incentives offered to executives in equivalent positions by similar companies with whom the Company competes for available executive talent and, with respect to follow-on options, the Committee's or the CEO's determination of whether or not the executive officer's performance warrants an additional grant. Reference is made to page 8 of this Proxy Statement for information on grants made to executive officers during fiscal 1997.

CEO Compensation

        In September 1997, the Company and Shanker Munshani, the Company's then current President and Chief Executive Officer, agreed to terminate Mr. Munshani's employment and his position as a director of the Company. Prior to the termination of Mr. Munshani's employment with the Company, Mr. Munshani's annual salary was $270,000 subject to increase and to a bonus arrangement as determined by the Company's Board of Directors pursuant to the terms of an Employment Agreement. Mr. Munshani also was not eligible to participate in the Bonus Plan and the Profit Sharing Plan. The standards under which Mr. Munshani's compensation was set were the same standards as apply to other executive officers of the Company.

        Charles J. Hart, the Company's current President and Chief Executive Officer, was hired in February 1998 pursuant to a two-year Employment Agreement that was entered into after arms-length negotiations.

        Pursuant to his Employment Agreement, Mr. Hart's initial salary is $20,000 per month until August 1998, at which time his monthly salary increases of $22,000 per month. Subject to the discretion of the board, Mr. Hart's salary may increase to $25,000 in February 1999. Mr. Hart is also eligible to receive a $50,000 bonus if the Company's operating income in any quarter is $500,000 or more and has increased over the preceding quarter. Bonuses will be paid at the discretion of the Board. The Employment Agreement provides that if Mr. Hart's employment is terminated by the Company without good cause during the term of the Agreement, then Mr. Hart would receive a severance payment equal to $22,000 ($25,000 after February 1999) times the number of months Mr. Hart had been employed by the Company up to a maximum of twelve months.

        Mr. Hart's Employment Agreement also provides for the grant of 350,000 shares of the Company's Common Stock under option, which options were granted at $1,8125 per share, the closing price of the Company's stock on the day preceding the effective date of the grant, and which vest over a four-year period. Options for an additional 200,000 shares of the Company's Common Stock may be granted to Mr. Hart if the Company meets certain milestones during the two-year term of the Employment Agreement. The primary purpose of the option grants is to provide a strong incentive for Mr. Hart to increase the value of the Company' stock during the term of his employment with the Company.

        The Board believed it necessary to provide the compensation package to Mr. Hart that is described above in order to encourage Mr. Hart to accept employment with, and thereafter remain employed by, the Company. This package was agreed by the Company after taking into account the compensation packages offered by the Company's competitors described above and the compensation packages being requested by other CEO's.

        This report on compensation is given by the Compensation Committee of the Board of Directors:


              Diane Simon                         Jim Timmins

COMPARISON OF STOCKHOLDER RETURN

     The graph below compares the cumulative stockholder return on the Common Stock of the Company from September 30, 1998 to September 30, 1997 with the cumulative return on the Nasdaq Market Index (U.S. Companies) and the Nasdaq Computer Manufacturers Index over the same period (assuming the investment of $100 in the Company's Common Stock and in each of the indexes on September 30, 1998 and reinvestment of all dividends).

                      COMPARISON OF CUMULATIVE TOTAL RETURN

                               [GRAPHIC OMITTED]


CRSP Total Return Index for          09/30/92      09/30/93       09/30/94     09/29/95        09/30/96       09/30/97
---------------------------          --------      --------       --------     --------        --------       --------
Micronics Computers, Inc.             100.0          167.9          110.7          132.1           60.7           64.3

Nasdaq Stock Market                   100.0          131.0          132.1          182.4          216.5          297.1
(US Companies)

Nasdaq Computer                       100.0          104.9          116.8          207.1          270.6          387.4
Manufacturers Stocks SIC
3570-3579 US & Foreign


Notes:

        A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

        B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

        C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

        D.      The index level for all series was set to $100.0 on 09/30/92.